Exhibit 2.1

DESCRIPTION OF SECURITIES

The descriptions of the securities contained herein summarize the material terms and provisions of the ordinary shares of Kamada Ltd., registered under Section 12 of the Securities Exchange Act of 1934.

General

Our authorized and registered share capital is NIS 70,000,000 divided into 70,000,000 ordinary shares, nominal (par) value NIS 1.00 each.

The Nasdaq Global Select Market

Our ordinary shares are listed on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange under the symbol “KMDA”.

Memorandum and Articles of Association

The following description of our memorandum of association and amended articles of association (the "Amended Articles") are summaries and are qualified in their entirety by reference to the full text of the Memorandum of Association and Amended Articles of Association, filed as Exhibit 1.2 and Exhibit 1.1 to our Annual Report, respectively.

Establishment and Purposes of the Company

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-152460-5. Our purpose as set forth in the Amended Articles is to engage in any lawful business.

Ordinary Shares

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholders’ meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, directors (other than external directors, if any) are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting (subject to the special approval requirements under the Israeli Companies Law, 1999 (the “Companies Law”) for the election of external directors, if any). In addition, under our articles of association, vacancies on our board of directors (other than external director vacancies), including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office, and such appointment shall be valid until the next annual general meeting (or until such director ceases to serve in such capacity, if earlier).

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings and may fix the record date for eligibility and the time for payment, subject to the Companies Law. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Amended Articles do not require shareholder approval for a dividend distribution and provide that dividend distributions may be determined by our board of directors. For additional information, see “Item 8.A. Financial Information — Dividend Policy” in our Annual Report on Form 20-F.

Pursuant to the Companies Law, unless otherwise approved by a court, we may declare and pay dividends or make other “distributions,” including share repurchases, only out of the greater of our retained earnings or out of our earnings generated over the two years preceding the distribution according to the then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not already reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution (referred to as the ”profit test”). If we do not meet the profit test, court approval is required to distribute a dividend. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court, determines that there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (referred to as the “solvency test”).

Pursuant to regulations promulgated under the Companies Law, in the case of Israeli companies dual listed on the TASE and certain non-Israeli exchanges, including the Nasdaq, or which have offered their shares to the public solely outside of Israel or are listed solely on a non-Israeli exchange, the board of directors may resolve to make a distribution by way of a share repurchase program if it does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) the company provided a notice to certain creditors regarding its intention to make a distribution by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets legally available for distribution will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. In addition, the Companies Law provides that our board of directors may convene a special general meeting of our shareholders whenever it sees fit and is required to do so upon the written request of (i) two directors or one quarter of the serving members of our board of directors, or (ii) one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which in the case of an Israeli company whose shares are dual listed on the TASE and on certain exchanges outside of Israel, such as the Nasdaq, may be between four and 60 days prior to the date of the meeting. The Companies Law requires that resolutions regarding the following matters (among others) be approved by our shareholders at a general meeting: amendments to our articles of association; appointment, terms of service and termination of service of our auditors; election of external directors; approval of certain related party transactions; increases or reductions of our authorized share capital; mergers; dissolution of the company by a court, voluntary dissolution or voluntary dissolution in an expedited procedure, and the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time or is unwilling to act as chairman of such meeting, then any of the following may preside as chairman of the general meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as chairman of the general meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the meeting to be chairman of the general meeting.

Israeli law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting.

Quorum

Pursuant to our Amended Articles, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum is generally adjourned to one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders. Pursuant to our Amended Articles, at the reconvened meeting, the meeting will take place with any number of participants present.

Resolutions

Under the Companies Law, unless otherwise provided in our Amended Articles or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). Under Israeli law, a resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution (excluding abstentions). Under our Amended Articles, a merger shall require the approval of a special majority of the shareholders, as described below under “Merger.”

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our Amended Articles, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial or technological secret or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital (or over 90% of the issued and outstanding share capital of a certain class of shares) is required by the Companies Law to make a tender offer to all of the company’s shareholders (or all of the shareholders who hold shares of the same class) for the purchase of all of the issued and outstanding shares of the company or of a certain class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, provided there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement that was approved by the company’s shareholders and whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or it may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to the special tender offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not effect a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. Under our Amended Articles, a merger shall require the approval of 66.6% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy or voting instrument and voting thereon, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, a merging company must send a copy of the proposed merger plan to its secured creditors no later than three days after the date on which the merger proposal was submitted to the Israeli Companies Registrar. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of a merging company, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Amended Articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described above in “— Ordinary Shares — Voting.” Pursuant to the Israeli Securities Law, 5728-1968, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares which may have a dividend preference but may not have any voting rights.

Modification of Class Rights

The Companies Law and our Amended Articles provide that the rights of a particular class of shares may not be modified without the affirmative vote at a separate meeting of such class of a majority of shares actually participating in such class meeting.